Exhibit 99.1

Alibaba Group Announces Proposed Offering of Approximately HK$12 Billion of Zero Coupon Exchangeable Bonds

Hong Kong, China, July 3, 2025 — Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988 (HKD Counter) and 89988 (RMB Counter), “Alibaba,” “Alibaba Group” or the “Company”) today announced a proposed exchangeable bond offering (the “Bond Offering”) by reference to the ordinary shares of Alibaba Health Information Technology Limited (“Alibaba Health”) that are listed on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (HKEX: 00241) (“AH Shares”). Subject to market and other conditions, the Company proposes to issue approximately HK$12 billion aggregate principal amount of Zero Coupon Exchangeable Bonds due 2032 (the “Bonds”) in a private offering to certain non-U.S. persons in offshore transactions outside the United States in reliance on Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”).

When issued, the Bonds will be unsecured and unsubordinated obligations of Alibaba Group. The Bonds will not bear regular interest. The Bonds will mature on July 9, 2032, unless earlier redeemed, exchanged or purchased in accordance with their terms prior to such date.

Holders of the Bonds may exchange all or any portion of the Bonds at their option at any time on or after the 41st day following the issue date of the Bonds to, and including, the close of business on the fifth scheduled trading day immediately preceding the maturity date of the Bonds. Upon exchange, the Company may, at its option, elect to satisfy its exchange obligation by delivering AH Shares, cash, or a combination of cash and AH Shares, each in accordance with the terms set forth in the Bonds. The initial exchange price and other terms of the Bonds will be determined at the time of pricing of the Bonds.

Alibaba Health is a consolidated subsidiary of Alibaba Group, in which Alibaba Group holds approximately 64% of equity interest. Alibaba Group expects Alibaba Health to remain a flagship healthcare platform and consolidated subsidiary of Alibaba Group both upon issuance and following any future exchange of the Bonds into AH Shares, and will continue close collaboration with Alibaba Health and members of Alibaba ecosystem to drive “AI + Healthcare” industry transformation.

Alibaba Group intends to use the net proceeds from the Bond Offering for general corporate purposes, including investments to support the development of our cloud infrastructure and international commerce businesses.

Investor Hedging Transactions

The Company expects that certain purchasers of the Bonds may employ a convertible arbitrage strategy by short selling AH Shares or by entering into short derivative positions with respect to AH Shares to hedge their exposure to the Bonds. Any such activity could take place concurrently with or shortly after the pricing of the Bonds and could lead to any decline (or offset against any appreciation) of the market price of AH Shares or any securities referencing AH Shares, including the Bonds. Further, such investors may dynamically modify their hedges from time to time while the Bonds are outstanding, by short selling or purchasing AH Shares in secondary market transactions or entering into equivalent derivative positions, which could affect the market price of AH Shares or any securities referencing AH Shares at the time, including the Bonds.

Concurrently with the pricing of the Bonds, certain bookrunners of the Bond Offering expect to facilitate a sale of AH Shares, representing the expected initial delta of such hedging investors’ short position, in privately negotiated transactions solely to non-U.S. persons outside of the United States (such sale, a “Delta Placement”). In connection with the Delta Placement, a wholly-owned subsidiary of the Company (the “Lender”) has entered into a stock borrowing and lending arrangement with an affiliate of one of the bookrunners (the “Borrower”), pursuant to which the Lender has committed to lending a certain number of AH Shares (the “Borrowed Shares”) to the Borrower. The Borrower has agreed to on-lend a portion of the Borrowed Shares to the other bookrunners to facilitate hedging activities of certain investors in the Bonds.

Other Matters

The Bonds, the AH Shares deliverable upon exchange of the Bonds, if any, and the Borrowed Shares (collectively, the “Securities”), have not been and will not be registered under the Securities Act or any U.S. state securities laws, and are being offered and sold to certain non-U.S. persons in offshore transactions outside the United States in reliance on Regulation S under the Securities Act. The Securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, in the United States or elsewhere, and shall not constitute an offer, solicitation or sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the pending Bond Offering and Delta Placement of Borrowed Shares, and there can be no assurance that the Bond Offering and/or the Delta Placement of Borrowed Shares will be completed.

About Alibaba Group

Alibaba Group’s mission is to make it easy to do business anywhere. The Company aims to build the future infrastructure of commerce. It does not pursue size or power. It aspires to be a company that will last for 102 years.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “aim,” “estimate,” “intend,” “seek,” “plan,” “believe,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to” and similar statements. In addition, statements that are not historical facts, including statements about the intended use of proceeds, the terms of the Bonds, the Delta Placement and stock lending arrangement, future relationship between Alibaba Group and Alibaba Health, and whether the Company will complete the Bond Offering, are or contain forward-looking statements. Alibaba may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of the Hong Kong Stock Exchange, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks is included in Alibaba’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Lydia Liu

Head of Investor Relations

Alibaba Group Holding Limited

investor@alibaba-inc.com

Media Contacts

Cathy Yan

cathy.yan@alibaba-inc.com

Ivy Ke

ivy.ke@alibaba-inc.com